Exhibit 99

Natuzzi S.p.A. Announces First Quarter 2003 Financial Results and
Conference Call

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--May 5, 2003--Natuzzi S.p.A. announces that FIRST QUARTER 2003 FINANCIAL RESULTS will be released on Wednesday, May 21, 2003 at 4:00 p.m. New York time (9:00 p.m. London time - 10:00 p.m. Italian time).
    Pasquale Natuzzi, Chief Executive Officer and Chairman, Giuseppe Desantis, Vice Chairman, Enrico Giovene, Worldwide Sales Director, Nicola Dell'Edera, Finance Director, and Fred Starr, Chief Executive Officer and President of Natuzzi Americas, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on May 22, 2003.

                  Webcast of this event available at:

                            www.natuzzi.com

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 126 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 73 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Department
             Tel. +39-080-8820-412
             E-mail: investor_relations@natuzzi.com